January 19, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	LONGEVERON LLC

Registration Statement on Form S-1

CIK No. 0001721484

Ladies and Gentlemen:

On behalf of Longeveron LLC, a limited liability company organized under the laws of Delaware and following a statutory conversion, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 14, 2021 with respect to the Company’s Confidential Amendment No. 1 Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). This letter is being submitted simultaneously with the Company’s filing of the above-captioned Registration Statement (the “Registration Statement”) with the Commission, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Amended Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form -1

Clinical Development Pipeline, page 2

1.	We note your revised pipeline graph in response to prior comment 2. Please tell us why the status bar in the pipeline graph appears to indicate that the Phase 2 trial is ongoing, while the text indicates it will begin in 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has further clarified the pipeline graph with respect to the Aging Frailty Phase 2 (Japan), by adjusting the relevant status bar to clarify that the Aging Frailty Phase 2 (Japan) clinical trial is expected to be initiated in 2021, consistent with the narrative disclosure.

Holders of our Class B common stock will control the direction of our business, page 41

2.	We note your revised disclosure in response to prior comment 8. Please revise the discussion to identify the names of the four holders you reference.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised its disclosure so as to provide the names of the two holders who are expected to collectively be in a position to exercise voting control of the Company’s securities following the offering as a result of their current holdings. The remaining two holders originally referenced will own an immaterial number of shares of Class B common stock following the offering, and as such their names have not been included.

Use of Proceeds, page 50

3.	We note your revised disclosure in response to prior comment 10. Please also disclose the approximate amount of net proceeds intended to be used for each purpose listed. We note your disclosure that you do not anticipate the net proceeds from the offering will be sufficient to complete any of the referenced trials that you intend to initiate. Please clarify whether you expect the proceeds will be sufficient to complete the on-going trials referenced.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised its use of proceeds disclosure so as to include a table that will show the approximate amount of net proceeds intended to be used for each of the purposes listed, once pricing information has been included. The Company has further clarified that it does expect that the proceeds from the offering will be sufficient to complete the on-going trials referenced therein.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Liquidity and Capital Resources, page 62

4.	In the Capitalization table you disclose that the accumulated deficit was $25,536,841 as of September 30, 2020. Please revise to prominently provide that information in your liquidity disclosures here.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised its disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide the accumulated deficit amounts as of September 30, 2020.

License Agreements and Strategic Collaborations, page 73

5.	We note your revised disclosure in response to prior comment 16 and 17. Please also disclose the royalty term under each of the license agreements with UM and JMHMD.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised its disclosure regarding the license agreements to disclose the royalty terms under each.

Interim Financial Statements for the Nine Months ended September 30, 2020 Note 2. Summary of Significant Accounting Policies

Inventory, page F-23

6.	We note your response to comment 21. Please remove the reference to the biological segment here as well. Please also revise, where appropriate, to disclose your segment determination as indicated in your response.

Response: The Company respectfully acknowledges the Staff’s comment, and has updated its disclosure accordingly.

General

7.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment, and can confirm that it has spoken with the underwriters, and confirmed that they have not provided any written communications (as defined in Rule 405) to potential investors to date in reliance on Section 5(d) of the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 412-562-8444 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Jennifer R. Minter
Jennifer R. Minter Buchanan Ingersoll & Rooney PC

Enclosures

Cc (via email):

Geoff Green, Chief Executive Officer

James Clavijo, Chief Financial Officer

Joshua Hare, Chief Science Officer

Stephen E. Faucetta, Kingswood Capital Markets

Andrew Tucker, Nelson Mullins

Brian North, Buchanan Ingersoll & Rooney

3